UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AERCAP HOLDINGS, N.V.
(Name of Issuer)

Ordinary Shares, (euro) 0.01 par value per share
(Title of Class of Securities)

N00985106
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
299 Park Avenue, 22nd Floor	1251 Avenue of the Americas, 18th Floor
New York, New York 10171	New York, New York 10020
(212) 891-2100	(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	N00985106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)	Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	*
Shares Beneficially	8.	Shared Voting Power:	*
Owned by
Each Reporting	9.	Sole Dispositive Power:	*
Person With	10.	Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): *

14.	Type of Reporting Person (See Instructions): IA, IN

* As of the filing date of this Schedule 13D Amendment No. 2, Cerberus Capital Management, L.P. ("CCM"), collectively with one or more funds and/or accounts managed by it and/or its affiliates (the “Funds and Accounts”), holds 100% of the equity interests in Cerberus Fern Investor L.P. (“Cerberus Fern Investor”).  As of the filing date of this Schedule 13D Amendment No. 2, Cerberus Fern Investor owns 100% of the common shares of Cerberus Fern Holdings Ltd. (“Holdings I”) and Holdings I owns 100% of the common shares of Fern S.a.r.l. (“Fern I,” and collectively with CCM, the Funds and Accounts, Cerberus Fern Investor and Holdings I, the “Cerberus Entities”).  As of the filing date of this Schedule 13D Amendment No. 2, Fern I holds 33,573,075 ordinary shares, (euro) 0.01 par value per share (the “Shares”), of Aercap Holdings N.V. (the “Company”).  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all Shares held (directly or indirectly) by the Cerberus Entities. Thus, as of the filing date of this Schedule 13D Amendment No. 2, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg may be deemed to beneficially own 33,573,075 Shares, or 22.5% of the Shares deemed issued and outstanding. Certain members of the Company’s senior management and Board of Directors hold vested (i) options issued by Fern I which are exercisable directly into a portion of the Shares held by Fern I (the “Fern I Options”) and (ii) options to purchase common shares of Holdings I, which are convertible, at the election of the holder, into Fern I Options (the “Holdings I Options”), all of which options are exercisable upon or within sixty (60) days of the filing date of this Schedule 13D Amendment No. 2.  If all of the Holdings I Options were converted into Fern I Options and all of the Fern I Options were exercised, on a pass through basis, as of the filing date of this Schedule 13D Amendment No. 2, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own 31,361,715 Shares, or 21% of the Shares deemed issued and outstanding.

This Schedule 13D Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Stephen Feinberg on November 30, 2006 and the Schedule 13D Amendment No. 1 filed with the SEC by Mr. Feinberg on August 14, 2007 (“Amendment No. 1”).  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D or Amendment No. 1.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D and Amendment No. 1, unless otherwise defined herein.

Item 2.   Identity and Background.

       Item 2 is hereby amended by adding the following two paragraphs at the end of Item 2:

       In December 2007, the ownership structure reported in Amendment No. 1 was reorganized such that (i) each of Holdings II, Holdings III and Holdings IV contributed its assets and liabilities to Holdings I, and (ii) each of Fern II, Fern III and Fern IV contributed its assets and liabilities to Fern I.  In addition, since the filing of Amendment No. 1, in August 2008 and November 2008, Fern I distributed 2,255,440 Shares and 2,486,049 Shares, respectively, to certain members of the Company’s senior management and Board of Directors in exchange for the cancellation of certain options held by such persons in Holdings I, which became a wholly-owned subsidiary of Cerberus Fern Investor L.P., a limited partnership organized under the laws of the Cayman Islands (“Cerberus Fern Investor”), which is wholly-owned by the Funds and Accounts.  Cerberus Fern Investor does not own any other assets or conduct activities outside of its indirect investment in the Company.  Cerberus Fern Investor GP LLC, which is a wholly-owned subsidiary of CCM, is the general partner of Cerberus Fern Investor.

       CCM, the Funds and Accounts, Cerberus Fern Investor, Holdings I and Fern I are collectively referred to in this Amendment No. 2 as the Cerberus Entities.

Item 5.   Interest in Securities of the Issuer.

       Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

       On November 18, 2010, Fern I distributed 622,393 Shares to Holdings I, which were immediately distributed by Holdings I to Cerberus Fern Investor, which were immediately distributed by Cerberus Fern Investor to the Funds and Accounts, which were immediately distributed by the Funds and Accounts to certain investors in the Funds and Accounts.  As a result of the foregoing, as of November 18, 2010, neither Mr. Feinberg nor the Cerberus Entities have or share the power to vote or to dispose of these 622,393 Shares.

       As of the filing date of this Amendment No. 2, Fern I holds 33,573,075 Shares.  Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all Shares held (directly or indirectly) by the Cerberus Entities. Thus, as of the filing date of this Amendment No. 2, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg may be deemed to beneficially own 33,573,075 Shares, or 22.5% of the Shares deemed issued and outstanding.  Certain members of the Company’s senior management and Board of Directors hold vested (i) options issued by Fern I which are exercisable directly into a portion of the Shares held by Fern I (the “Fern I Options”) and (ii) options to purchase common shares of Holdings I, which are convertible, at the election of the holder, into Fern I Options (the “Holdings I Options”), all of which options are exercisable upon or within sixty (60) days of the filing date of this Schedule 13D Amendment No. 2.  If all of the Holdings I Options were converted into Fern I Options and all of the Fern I Options were exercised, on a pass through basis, as of the filing date of this Schedule 13D Amendment No. 2, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own 31,361,715 Shares, or 21% of the Shares deemed issued and outstanding.

       Other  than  the  transactions  described  in this  Amendment No. 2, during the sixty (60) days on or prior to November 18, 2010 and from November 18, 2010 through the filing date of this Amendment No. 2, there were no transactions  in Shares,  or securities  convertible  into,  exercisable  for or exchangeable for Shares,  by Mr. Feinberg or the Cerberus Entities or any person or entity  controlled  by them or any person or entity  for which  they  possess voting or investment control over the securities thereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 29, 2010

/s/ Stephen Feinberg

Stephen Feinberg, on behalf of Craig Court, Inc., the sole member of Craig Court GP, LLC, the sole general partner of Cerberus Capital Management, L.P., and as investment manager for the other Cerberus Entities

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).